UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALLY FINANCIAL INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

02005N100

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	02005N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	24,116,297*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	24,116,297*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	24,116,297*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11):	5.0%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Annual Report on Form 10-K of Ally Financial Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on February 24, 2016, there were 483,067,645 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company issued and outstanding as of February 23, 2016. As of the filing date of this Schedule 13D Amendment No. 1, funds and accounts affiliated with Cerberus Capital Management, L.P. (the “Cerberus Funds”) own 24,116,297 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D Amendment No. 1, Stephen Feinberg may be deemed to beneficially own 24,116,297 shares of the Common Stock, which is less than 5.0% of the shares of the Common Stock issued and outstanding.

Item 5.            Interest in Securities of the Issuer.

Based upon the information set forth in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2016, there were 483,067,645 shares of the Common Stock issued and outstanding as of February 23, 2016. As of the filing date of this Schedule 13D Amendment No. 1, the Cerberus Funds own 24,116,297 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D Amendment No. 1, Stephen Feinberg may be deemed to beneficially own 24,116,297 shares of the Common Stock, which is less than 5.0% of the shares of the Common Stock issued and outstanding.

During the period commencing sixty (60) days prior to the filing date of this Schedule 13D Amendment No. 1, there were no transactions effected in the shares of the Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of the Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof, except for (i) the sale on May 2, 2016 of 15,000,000 shares of the Common Stock in a privately negotiated transaction at a price of $17.25 per share and (ii) the sale on May 3, 2016 of 2,400,000 shares of the Common Stock in a privately negotiated transaction at a price of $17.12 per share.

On May 3, 2016, Mr. Feinberg (and all persons and entities controlled by him) ceased to be the beneficial owner of more than five percent of the shares of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2016

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).